Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2019

As of August 6, 2019

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 2

FORTUNA SILVER MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2019

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company:

•	operates the Caylloma silver, lead and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is in the process of constructing an 18,750 tpd open pit gold heap leach mine (the “Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at June 30, 2019 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of August 6, 2019 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018. The Company’s significant accounting policies are set out in Note 3 of the June 30, 2019 condensed interim consolidated financial statements and Note 3 of the December 31, 2018 audited consolidated financial statements. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to the totals due to rounding.

The Company prepares its condensed consolidated interim financial statements in accordance with IFRS 34, Interim financial reporting, of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and these measures are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 3

Second Quarter Financial and Operating Highlights

Sales for the three months ended June 30, 2019 were $67.9 million, an 8% decrease from the $73.7 million reported in the three months ended June 30, 2018 (“Q2 2018”).

Operating income for the three months ended June 30, 2019 was $15.7 million, a 30% decrease from the $22.4 million reported in Q2 2018.

Net income for the three months ended June 30, 2019 was $10.3 million or $0.07 per share, an 8% decrease from the $11.2 million, or $0.07 per share reported in Q2 2018.

Adjusted net income (refer to Non-GAAP Financial Measures) was $7.2 million compared to $11.1 million reported in Q2 2018.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2019 was $27.2 million compared to $35.2 million reported in Q2 2018.

Free cash flow from ongoing operations was $15.4 million compared to $9.1 million in Q2 2018.

Operating Highlights

Consolidated Metrics	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
Key Indicators
Silver
Metal produced (oz)	2,387,225	2,321,315	3%	4,620,554	4,722,773	(2%)
Metal sold (oz)	2,551,385	2,414,102	6%	4,645,542	4,645,651	(0%)
Realized price ($/oz)	14.85	16.59	(10%)	15.20	16.65	(9%)
Gold
Metal produced (oz)	13,497	14,557	(7%)	26,811	29,597	(9%)
Metal sold (oz)	14,559	15,097	(4%)	26,835	28,845	(7%)
Realized price ($/oz)	1,311	1,299	1%	1,313	1,315	(0%)
Lead
Metal produced (000's lbs)	6,976	7,187	(3%)	14,148	14,226	(1%)
Metal sold (000's lbs)	7,110	6,880	3%	14,341	14,149	1%
Zinc
Metal produced (000's lbs)	11,173	11,436	(2%)	22,469	22,465	0%
Metal sold (000's lbs)	10,924	11,429	(4%)	22,193	22,507	(1%)
All-in sustaining cash cost (US$/oz Ag Eq)[1,2]	11.26	10.03	12%	10.97	9.71	13%

Notes:

1.	All-in sustaining cash cost (“AISC”) is a Non-GAAP Financial Measure. Refer to Non-GAAP Financial Measures
2.	AISC ($/oz Ag Eq) calculated using the realized metal prices for each period (see Sales table under Financial Results)

Silver and gold production for the three months ended June 30, 2019 increased 3% and decreased 7% to 2,387,225 ounces and 13,497 ounces, respectively, over the same period in 2018. The increase in silver production relates primarily to the San Jose Mine, where silver production increased 4% due to 2% higher silver head grade and 3% higher throughput. Gold production decreased due primarily to a decrease in gold head grade and recovery at the San Jose Mine, which declined 10% and 1%, respectively. Lead and zinc production at Caylloma decreased 3% and 2% to 7.0 million pounds and 11.2 million pounds, respectively, over the same period in 2018 due to lower head grades for lead and zinc.

Management's Discussion and Analysis, page 4

Consolidated all-in sustaining cash cost per ounce of payable silver equivalent (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2019 was $11.26 per ounce or 12% higher than the $10.03 per ounce in Q2 2018. The increase was due primarily to higher adjusted operating cash cost and lower payable ounces of silver equivalent production.

Selected Financial Information

Consolidated Financial Metrics	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$67.9	$73.7	(8%)	$126.9	$144.1	(12%)
Mine operating income	23.0	31.4	(27%)	44.5	62.7	(29%)
Operating income	15.7	22.4	(30%)	26.6	44.8	(41%)
Net income	10.3	11.2	(8%)	12.5	24.9	(50%)
Earnings per share (basic)	0.07	0.07	(0%)	0.08	0.16	(50%)

Adjusted net income[1]	7.2	11.1	(35%)	15.6	24.3	(36%)
Adjusted EBITDA[1]	27.2	35.2	(23%)	51.1	67.0	(24%)
Net cash provided by operating activities	24.0	21.9	10%	27.9	42.2	(34%)
Free cash flow[1]	(27.6)	(20.2)	(37%)	(61.6)	(7.8)	(690%)
Free cash flow from ongoing operations[1]	15.4	9.1	69%	17.5	28.0	(38%)
Capex
Sustaining	4.8	6.0	(21%)	9.4	9.2	3%
Non-sustaining	1.0	0.9	6%	1.7	1.1	58%
Lindero	62.0	12.8	383%	92.9	17.7	425%
Brownfields	1.8	2.3	(24%)	3.0	3.0	0%
				Jun 30, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments				$77.2	163.3	(53%)

Total assets				$823.3	$786.5	5%
Non-current credit facility				$69.4	$69.3	0%
Shareholders' equity				$616.9	$602.8	2%
Notes:
1. Refer to Non-GAAP Financial Measures.
Certain comparative figures have been reclassified to conform to the current year presentation

Sales for the three months ended June 30, 2019 were $67.9 million, an 8% decrease from the $73.7 million reported in the same quarter in 2018. The decrease in sales was due primarily to a decline in metal prices for silver, lead and zinc of 10%, 21% and 11%, respectively, which was partially offset by a 6% increase of silver ounces sold.

Net income for the three months ended June 30, 2019 was $10.3 million or $0.07 per share compared to $11.2 million or $0.07 per share reported in the same quarter in 2018. The decrease in net income was due primarily to the impact of lower metal prices, higher operating costs and partially offset by lower income taxes.

The effective tax rate (“ETR”) for the second quarter was 35.5% compared to 55.5% for the same quarter in 2018. The lower ETR was due primarily to the Argentine Peso appreciating 2.1% against the U.S. dollar and the impact of a high inflation adjustment in Argentina which lowered the ETR 17 percentage points.

Adjusted net income (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2019 was $7.2 million compared to $11.1 million reported in Q2 2018. The decrease in adjusted net income was due primarily to the impact of lower metal prices on our sales, and increases of 14% and 12% in production costs compared to the previous quarter at both San Jose and Caylloma.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2019 was $27.2 million compared to $35.2 million in the comparable period in 2018. The decrease in adjusted EBITDA is due to lower revenue at Caylloma and higher production costs at both San Jose and Caylloma.

Management's Discussion and Analysis, page 5

Cash provided by operating activities for the three months ended June 30, 2019 was $24.0 million compared to $21.9 million reported in Q2 2018. The increase was due primarily to a positive $1.9 million contribution of cash from working capital items compared to $7.2 million of cash used for working capital items in the comparable period.

Free cash flow (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2019 was a negative $27.6 million compared to a negative $20.2 million in Q2 2018. The increase in negative free cash flow was due to higher construction spending at the Lindero Project. Free cash flow from ongoing operations was $15.4 million compared to $9.1 million reported in Q2 2018, reflecting lower sustaining capital expenditures in the current period and negative changes in working capital in the comparable period.

At June 30, 2019, the Company had cash, cash equivalents, and short-term investments of $77.2 million (December 31, 2018 – $163.3 million), a decrease of $86.1 million since the beginning of the year. The decrease was due primarily to construction spending at the Lindero Project.

Lindero Project (“Lindero” or the “Project”)

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is well underway, and as at the end of June the overall Project is 57% complete. Approximately 98% of direct capital costs have been committed with all the major contractors at the construction site. Construction spending is accelerating and for the second quarter of 2019 was $51.2 million (YTD spending - $92.8 million), an increase of 23% over the first quarter. To date, total construction spending is $216.2 million which is comprised of $172.7 million on construction and $43.5 million on deposits on equipment and advances to contractors.

	Cumulative to	Six months ended
(Expressed in $ millions)	December 31, 2018	June 30, 2019	Total
Construction spending	$79.9	$92.8	$172.7
Contractor advances and deposits on equipment	42.9	0.6	43.5
Total	122.8	93.4	216.2

Construction highlights and milestones include:

•	18,750 tpd crushing and agglomeration plant

Structural steel as well as electromechanical installation is underway. The HPGR tertiary crusher, three secondary cone crushers, and vibrating screens have been mounted and the motors installed.

Work in the coming weeks will be focused on the installation of ore silos, apron feeder, scalper, and the primary jaw crusher.

Fabrication of chutes, conveyors and steel structures is 98% complete with deliveries taking place according to schedule.

The concrete foundation for the agglomeration plant is complete. Cement bins and the ore surge bin are being mounted.

The crushing and agglomeration plants are on the critical path of the Project. Commissioning of this plant is planned for the middle of the fourth quarter of 2019.

Management's Discussion and Analysis, page 6

•	Leach pad and pond area

The excavation of approximately 1.2 million cubic meters of surface gravel and rock for ground preparation is complete and approximately 70% of the start-up leach pad is complete. It is estimated that the leach pad start-up area will be complete and ready to receive first ore in the fourth quarter of 2019, with gold production in the first quarter of 2020.

•	ADR and SART

The concrete foundations for the ADR building and work on the equipment foundations is complete. The ADR plant is expected to be ready to receive solution in the first quarter of 2020.

•	8 MW power plant

The power plant consisting of twelve power generators and ten-50 cubic meter fuel tanks is being commissioned. Once in operation, the mine power requirements will be self-generating through an 8MW diesel generator power plant.

•	Construction camp and ancillary facilities

The construction camp has the capacity to accommodate 1,300 workers. Head-count at the site is currently at 1,150. Post-construction site head count is estimated to be between 150 to 200 workers.

Industrial water for the operation will be sourced from a 120 cubic meter per hour well field and pumping station located 13 kilometers from the project site. The installation of the 13 kilometer 8” water pipeline to the project site started in April with commissioning of the water system scheduled for September 2019.

•	Mine and equipment fleet

All mine equipment has arrived and is operational. The fleet includes: six 100-ton trucks, two 17 cubic yard wheel loaders, one 5 cubic yard crawler excavator, two 449 HP dozers, two 250 HP motor graders, and two 800 HP rotary blast hole drill rigs.

Preparation of the first production benches and final pit access for large equipment have been concluded. The start of blasting to stockpile ore, which is not on the critical path, has been rescheduled from July to August to accommodate the explosives permitting process. Mining will benefit from an initial low strip ratio under one, with high grade mineralization outcropping on surface.

Total construction capital costs are forecast to be approximately $298.0 million or 25% over the initial capital guidance (see Fortuna news release dated September 21, 2017 and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina, dated effective October 31, 2017 which is available on SEDAR at www.sedar.com).

Management's Discussion and Analysis, page 7

2019 Guidance and Outlook

2019 Production Guidance

	Silver	Gold	Lead	Zinc	Cash Cost[1]	AISC[1]
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag Eq)
San Jose, Mexico	7.3 - 8.1	49.0 - 54.0	NA	NA	63.5 - 70.1	8.3 - 10.2
Caylloma, Peru	0.9 - 1.0	-	26.1 - 28.8	39.8 - 44.0	80.0 - 88.4	11.8 - 14.5
Total	8.2 - 9.0	49.0 - 54.0	26.1 - 28.8	39.8 - 44.0	-	-

2019 silver equivalent production guidance of between 11.7 million -12.9 million ounces

2019 consolidated AISC of $9.9 to $12.1/oz Ag Eq

Notes:

1.	Cash cost per tonne and AISC ($/oz silver equivalent) are Non-GAAP Financial Measures. AISC includes by-product credits, estimated at metal prices of $1,250/oz Au, $15.00/oz Ag, $2,100/t Pb, and $2,700/t Zn
2.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 72 to 1
3.	Totals may not add due to rounding

2019 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$5.9 - 7.2	$9.1 - 11.2	$6.9 - 8.5
Adjustments:
Commercial and government royalties and mining tax	0.6 - 0.8	0.2 - 0.2	0.5 - 0.6
Worker's participation	0.4 - 0.5	0.2 - 0.2	0.3 - 0.4
Selling, general and administrative expenses (operations)	0.4 - 0.5	0.6 - 0.7	0.5 - 0.6
Selling, general and administrative expenses (corporate)	-	-	0.5 - 0.6
Sustaining capital expenditures	0.7 - 0.8	1.6 - 2.0	1.0 - 1.2
Brownfield exploration expenditures	0.3 - .04	0.1 - 0.2	0.3 - 0.3
All-in-sustaining cash cost per payable ounce of silver	$8.3 - 10.2	$11.8 - 14.5	$9.9 - 12.1

2019 Capital Expenditure and Exploration Guidance

(Expressed in $ millions)	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.3	$6.0	$-	$10.3
Mine development	3.4	3.1	-	6.5
Brownfield exploration	4.3	0.8	-	5.1
Other sustaining capex	0.7	0.7	-	1.4
Non-sustaining capex	-	0.8	-	0.8
Initial capital construction costs	-	-	171.9	171.9
Total	$12.7	$11.4	$171.9	$196.0

For 2019, capital expenditures at the Lindero Project are estimated at $171.9 million, representing approximately 60% of the construction budget.

Management's Discussion and Analysis, page 8

Financial Results

Sales

	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
Provisional sales ($ million)
Caylloma	17.9	23.7	(24%)	37.1	48.8	(24%)
San Jose	49.6	52.6	(6%)	91.0	101.1	(10%)
Adjustments ($ million)[1]	0.4	(2.6)	115%	(1.2)	(5.8)	79%
Sales ($ million)	67.9	73.7	(8%)	126.9	144.1	(12%)
Silver
Metal produced (oz)	2,387,225	2,321,315	3%	4,620,554	4,722,773	(2%)
Provisional sales (oz)	2,551,385	2,414,102	6%	4,645,542	4,645,651	(0%)
Provisional sales ($ million)	35.0	37.1	(6%)	65.2	71.7	(9%)
Realized price ($/oz)[2]	14.85	16.59	(10%)	15.20	16.65	(9%)
Net realized price ($/oz)[3]	13.71	15.37	(11%)	14.04	15.44	(9%)
Gold
Metal produced (oz)	13,497	14,557	(7%)	26,811	29,597	(9%)
Provisional sales (oz)	14,559	15,097	(4%)	26,835	28,845	(7%)
Provisional sales ($ million)	18.0	18.9	(5%)	33.0	36.2	(9%)
Realized price ($/oz)[2]	1,311	1,299	1%	1,313	1,315	(0%)
Net realized price ($/oz)[3]	1,235	1,254	(2%)	1,230	1,253	(2%)
Lead
Metal produced (000's lbs)	6,976	7,187	(3%)	14,148	14,226	(1%)
Provisional sales (000's lbs)	7,110	6,880	3%	14,341	14,149	1%
Provisional sales ($ million)	5.8	7.2	(19%)	12.2	15.1	(19%)
Realized price ($/lb)[2]	0.86	1.08	(21%)	0.89	1.11	(20%)
Net realized price ($/lb)[3]	0.85	1.05	(19%)	0.85	1.07	(20%)
Zinc
Metal produced (000's lbs)	11,173	11,436	(2%)	22,469	22,465	0%
Provisional sales (000's lbs)	10,924	11,429	(4%)	22,193	22,507	(1%)
Provisional sales ($ million)	8.8	13.1	(33%)	17.8	26.9	(34%)
Realized price ($/lb)[2]	1.25	1.41	(11%)	1.24	1.48	(16%)
Net realized price ($/lb)[3]	0.80	1.15	(30%)	0.80	1.20	(33%)

Notes:

[1]	Adjustments consists of mark to market, final price adjustments and final assay adjustments
[2]	Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3]	Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Management's Discussion and Analysis, page 9

Sales for the three months ended June 30, 2019 were $67.9 million or $5.8 million lower than the $73.7 million reported in 2018. The decrease was due mainly to the impact of lower realized prices for silver, lead and zinc despite a 6% and 3% increase in silver and lead sales volume. Provisional sales adjustments totaled $0.4 million comprising of $1.3 million of positive sales adjustments from the San Jose Mine and partially offset by $0.9 million of negative sales adjustments from the Caylloma Mine.

Sales at San Jose were $50.9 million, which is in line with the $50.6 million in sales for the comparable quarter in 2018. Sales at Caylloma were $17.0 million or $6.0 million lower than the $23.0 million reported in 2018 due to 21% and 11% lower realized prices for lead and zinc, respectively, and negative sales adjustments.

Sales for the six months ended June 30, 2019 were $126.9 million, a 12% decrease compared to the same period in 2018. The decrease was due to the impact of lower realized prices of 9% for silver, 20% for lead, and 16% for zinc as well as marginally lower sales volume.

Sales at San Jose for the six months ended June 30, 2019 were $90.3 million or 6% lower than the same period in 2018. The decrease was due primarily to 1% lower silver and 10% lower gold sales volumes and $0.7 million of negative provisional price and final assay adjustments. Sales at Caylloma were $36.6 million or 23% lower than the same period in 2018. The decrease was due to the impact of lower realized prices of 9% for silver, 20% for lead, and 16% for zinc.

Operating income (loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
Expressed in $ millions	2019%[1]		2018%[1]		2019%[1]		2018%[1]
Operating income (loss)
San Jose	$17.8	35%	$19.7	39%	$30.7	34%	$36.6	38%
Caylloma	1.5	9%	8.2	36%	6.5	18%	17.7	37%
Lindero	0.5	0%	(0.2)	0%	(2.3)	0%	(0.2)	0%
Corporate	(4.1)		(5.3)		(8.3)		(9.4)
Total	$15.7	23%	$22.4	30%	$26.6	21%	$44.8	31%

Adjusted EBITDA[2]
San Jose	$26.3	52%	$29.6	58%	$45.7	51%	$53.8	56%
Caylloma	5.1	30%	11.1	48%	13.6	37%	22.9	48%
Lindero	(0.2)	0%	(0.2)	0%	(0.1)	0%	(0.2)	0%
Corporate	(4.0)		(5.3)		(8.1)		(9.5)
Total	$27.2	40%	$35.2	48%	$51.1	40%	$67.0	47%

Notes:

[1]	As a Percentage of Sales
[2]	Refer to Non-GAAP Financial Measures
[3]	Figures may not add due to rounding

Operating Income for the three months ended June 30, 2019 was $15.7 million or $6.7 million lower than the $22.4 million reported for the comparable quarter in 2018. The decrease in operating income was due primarily to lower metal prices and higher operating costs which reduced mine operating income by 27% and was partially offset by lower share-based payment expenses.

At San Jose, operating income was $17.8 million or $1.9 million lower than the comparable quarter in 2018 due primarily to 14% higher production costs. At Caylloma, operating income was $1.5 million or $6.7 million lower than the comparable quarter in 2018 due primarily to lower sales as lead and zinc prices declined 21% and 11%, respectively, and 12% higher production costs.

Management's Discussion and Analysis, page 10

Operating income for the six months ended June 30, 2019 was $26.6 million or $18.2 million lower than the comparable period in 2018 driven by lower operating income at both the San Jose and Caylloma mines. Operating income at San Jose declined 16% to $30.7 million due to a 10% decline in gold sales and higher production costs over the comparable period in 2018. Operating income at Caylloma declined 63% to $6.5 million due primarily to lower sales impacted by a 20% and 16% decline in lead and zinc prices and higher production costs.

Selling, General, and Administration

	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
Mine SG&A	$2.5	$2.2	14%	$4.9	$4.7	4%
Corporate SG&A	3.3	2.8	18%	5.8	5.6	4%
Share-based payments	0.7	2.4	(71%)	2.0	3.7	(46%)
Workers' participation	0.4	0.6	(33%)	0.7	0.9	(22%)
Total	$6.9	$8.0	(14%)	$13.4	$14.9	(10%)

Selling, general and administrative (“SG&A”) expenses for the three months ended June 30, 2019 decreased 14% to $6.9 million compared to $8.0 million for the comparable quarter in 2018. The decrease was due primarily to lower share-based payment charges as a result of favourable mark-to-market adjustments to the cash settled, share-based payment liability to reflect a 16% decline in the Company’s share price during the second quarter.

For the six months ended June 30, 2019, SG&A expenses decreased 10% to $13.4 million compared to $14.9 million for the comparable period in 2018. The decrease was due primarily to lower share-based payment charges as a result of a favourable mark-to-market adjustment to the cash-settled share-based payment liability, reflecting a 25% decline in the Company’s share price during the first six months of 2019.

Foreign exchange losses

Foreign exchange gain for the three months ended June 30, 2019 was $0.2 million compared to a $0.5 million foreign exchange gain for the comparable quarter in 2018. The decrease was due primarily to a $0.7 million foreign exchange gain as the Argentine Peso increased 2% against the U.S. dollar in the second quarter which impacted Lindero’s VAT receivable accumulated during construction and other Argentine Peso denominated working capital balances. This gain was partially offset by a $0.5 million foreign exchange loss on Mexican Peso denominated working capital as the Mexican Peso strengthened against the U.S. dollar during the second quarter of 2019.

For the six months ended June 30, 2019, the Company realized a foreign exchange loss of $3.5 million compared to a $1.7 million foreign exchange loss for the comparable quarter in 2018. The increase in the foreign exchange loss was due primarily to the Argentine Peso declining 13% against the U.S. dollar during the first six months of 2019.

Income tax expense

Income tax expense for the three months ended June 30, 2019 was $5.7 million or $8.2 million lower than the $13.9 million reported in the comparable quarter in 2018. Current income tax expense was $9.9 million, which decreased $2.3 million from the $12.2 million reported in 2018. The decrease reflects lower mine operating profit offset by a $1.6 million provision for withholding taxes on repatriated earnings.

Deferred income tax recovery increased $5.9 million to $4.2 million compared to a $1.7 million deferred income tax expense reported in 2018. The increase was due primarily to a combination of a 2.1% appreciation of the Argentine Peso against the U.S. dollar and high inflation which, on a net basis, resulted in a recognition of $1.1 million in deferred income tax recovery on our Argentine assets.

Management's Discussion and Analysis, page 11

The ETR decreased 20 percentage points to 35.5% during the second quarter of 2019 compared to 55.5% reported in the comparable quarter in 2018. The primary reason for the lower ETR was the impact of a stronger Argentine currency, which appreciated 2.1% during the quarter, and a favorable inflation adjustment to the tax base of our Argentine assets.

Income tax expense for the six months ended June 30, 2019 was $12.9 million, which was $9.6 million lower than the $22.5 million reported in the comparable period in 2018. Current income tax expense was $18.5 million, which decreased $3.5 million from the $22.0 million reported in 2018 to reflect lower mine operating profits.

Deferred income tax recovery for the six months ended June 30, 2019 increased $6.1 million to $5.6 million compared to a $0.5 million deferred income tax expense reported in 2018. The increase was due primarily to the impact of a weak Argentine currency and high inflation on the tax base of our Argentine assets.

The ETR for the six months ended June 30, 2019 was 50.8% compared to 47.5% reported in the comparable period in 2018. The increase in the ETR was due to the following factors: unrecognized tax benefits on corporate expenses, non-deductible share-based payments and withholding taxes, which was partially offset by a favourable impact of high inflation in Argentina.

Management's Discussion and Analysis, page 12

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine Production
Tonnes milled	271,016	263,383	527,658	521,587
Average tonnes milled per day	3,045	2,987	3,003	2,998

Silver
Grade (g/t)	273	268	270	276
Recovery (%)	91	92	91	92
Production (oz)	2,157,225	2,084,013	4,156,718	4,269,926
Metal sold (oz)	2,317,922	2,187,880	4,174,210	4,199,140
Realized price ($/oz)	14.85	16.59	15.19	16.64

Gold
Grade (g/t)	1.68	1.86	1.70	1.90
Recovery (%)	90	92	90	92
Production (oz)	13,204	14,422	25,945	29,304
Metal sold (oz)	14,263	15,097	25,975	28,845
Realized price ($/oz)	1,311	1,299	1,313	1,315

Unit Costs
Production cash cost ($/t)[2]	68.99	60.47	68.83	62.84
Production cash cost ($/oz Ag Eq)[1,2]	6.23	5.49	6.32	5.51
Net smelter return ($/t)	170.15	190.56	172.14	197.09
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	9.26	8.91	8.98	8.63

Capital expenditures ($000's)
Sustaining	1,856	2,558	3,412	4,451
Brownfields	1,616	1,733	2,652	3,813

Notes:

1.	Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.
2.	Production cash cost, Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Quarterly Results

The San Jose Mine produced 2,157,225 ounces of silver and 13,204 ounces of gold in the second quarter of 2019, which were 4% above and 8% below the comparable quarter in 2018. The higher silver production was due to a 2% higher head grade and a 3% higher mill throughput, while the lower gold production was due to a 10% lower head grade compared to the same quarter in 2018.

Cash cost per tonne of processed ore for the second quarter ended June 30, 2019 increased 14% to $68.99 per tonne (refer to Non-GAAP Financial Measures) compared to $60.47 per tonne for the comparable quarter in 2018. The increased cash cost was due to higher mining costs related to blasting and rock support and was partially offset by lower dry-stack tailings operating costs. Cash cost for the quarter and year-to-date are within our annual cash cost guidance range.

Management's Discussion and Analysis, page 13

Caylloma Mine Operating Results

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine Production
Tonnes milled	133,548	134,123	263,698	263,743
Average tonnes milled per day	1,501	1,507	1,498	1,499

Silver
Grade (g/t)	64	65	65	63
Recovery (%)	84	85	84	85
Production (oz)	230,000	237,303	463,836	452,848
Metal sold (oz)	233,463	226,222	471,332	446,511
Realized price ($/oz)	14.89	16.54	15.23	16.66

Lead
Grade (%)	2.61	2.65	2.67	2.69
Recovery (%)	91	92	91	91
Production (000's lbs)	6,976	7,187	14,148	14,226
Metal sold (000's lbs)	7,110	6,880	14,341	14,149
Realized price ($/lb)	0.86	1.08	0.89	1.11

Zinc
Grade (%)	4.22	4.27	4.30	4.29
Recovery (%)	90	91	90	90
Production (000's lbs)	11,173	11,436	22,469	22,465
Metal sold (000's lbs)	10,924	11,429	22,193	22,507
Realized price ($/lb)	1.25	1.41	1.24	1.48

Unit Costs
Production cash cost ($/t)[2]	86.11	76.88	82.83	77.77
Production cash cost ($/oz Ag Eq)[1,2]	10.27	6.97	9.79	6.87
Net smelter return ($/t)	134.52	180.43	140.70	185.35
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	13.48	10.44	13.20	10.13

Capital expenditures ($000's)
Sustaining	2,902	2,534	6,027	4,742
Brownfields	154	608	305	795

Notes:

1.	Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.
2.	Production cash cost, Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Quarterly Results

The Caylloma Mine produced 7.0 million pounds of lead and 11.2 million pounds of zinc in the second quarter of 2019, which were 3% and 2% lower than the production for the comparable quarter in 2018. The decreased production was due to lower head grades of lead and zinc of 2.61% and 4.22%, respectively. Silver production totaled 230,000 ounces or 3% lower than the production for the comparable quarter in 2018.

Management's Discussion and Analysis, page 14

Cash cost per tonne of processed ore was $86.11 (refer to Non-GAAP Financial Measures) and was 12% higher than the $76.88 cash cost per tonne for the comparable period in 2018. The higher cash cost was due primarily to higher mining costs related to preparation and support and higher on-site indirect costs. Cash cost for the quarter and year-to-date are within our annual cash cost guidance range.

Quarterly Information

The following table provides information for the last eight fiscal quarters up to June 30, 2019:

	Expressed in $000’s, except per share data
	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Sales	67,908	58,991	59,592	59,596	73,666	70,442	75,354	64,012
Mine operating income	22,978	21,487	17,345	16,497	31,392	31,337	35,222	24,944
Operating income	15,711	10,913	6,251	10,535	22,372	22,428	57,666	18,888
Net income	10,279	2,243	2,232	6,853	11,151	13,754	34,137	10,268

Basic EPS	0.07	0.01	0.01	0.04	0.07	0.09	0.21	0.06
Diluted EPS	0.07	0.01	0.01	0.04	0.07	0.09	0.21	0.06

Total assets	823,310	796,718	786,517	738,305	721,147	707,504	706,648	652,889
Credit facility	69,363	69,338	69,302	39,639	39,603	39,588	39,871	39,845

Sales increased $8.9 million or 15% quarter-over-quarter to $67.9 million for the second quarter of 2019 due to higher silver and gold sales volume from the San Jose Mine over the previous quarter. Sales from the Caylloma Mine decreased $2.6 million or 13% quarter-over-quarter due to lower sales volume and 21% and 11% lower prices for lead and zinc respectively. Cost of sales increased 20% over the first quarter of 2019 due to higher mining, milling, and labour costs. Foreign exchange swung to a $0.2 million gain from a $3.7 million loss in the first quarter as the Argentine Peso strengthened 2.1% against the U.S. dollar in the quarter and contributed $0.7 million towards the foreign exchange gain.

In the first quarter of 2019, sales decreased $0.6 million or 1% over the fourth quarter in 2018. Lower sales in the first quarter 2019 were impacted by a $3.7 million buildup in silver-gold concentrates inventory shipped in the second quarter of 2019. Depreciation and depletion were $2.0 million lower due to lower sales volume. Income tax expense increased 48% quarter-over-quarter to $7.3 million compared to $4.9 million from the previous quarter. The increase in income tax expense was due primarily to the impact of a 15% decline in the Argentine Peso and partially offset by a highly inflationary environment in Argentina which had a positive impact to the tax base of Mansfield’s assets. Other factors which contributed to the 18% increase in the ETR include deferred tax assets not recognized, non-deductible expenses, and mining taxes.

Management's Discussion and Analysis, page 15

Precious Metal Prices Trends

The sale of silver and gold ounces makes up 77% of the Company’s sales revenues while lead and zinc makes up the remaining 23% of sales revenue. Therefore, the prices of silver and gold, and to a lesser extent, prices of lead and zinc are the most dominant factors in determining the Company’s profitability and cash flow from operations. The financial performance of the Company is expected to continue to be closely linked to the prices of silver and gold.

At the beginning of 2019, the price of silver was $15.30 per ounce. During the first six months of 2019, the price of silver reached a high of $16.08 per ounce and a low of $14.38 per ounce before rebounding to $15.22 per ounce by the end of the second quarter. The silver price averaged $14.88 and $15.23 per ounce for the second quarter and first half of 2019. Comparatively, the Company had an average realized price of silver of $14.85 and $15.20 per ounce for the second quarter and the first half of 2019.

At the beginning of 2019, the price of gold was $1,279 per ounce and rose to a high of $1,344 per ounce before ending the first quarter at $1,295 per ounce. Gold traded in a narrow range in the first half of the second quarter before the start of an uptrend and closed at $1,409 at the end of the second quarter. The gold price averaged $1,331 and $1,319 per ounce for the second quarter and first half of 2019. Comparatively, the Company had an average realized price of gold of $1,311 and $1,313 per ounce for the second quarter and the first half of 2019.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash and cash equivalents of $77.2 million at June 30, 2019, which represents a $86.1 million decrease from $163.3 million of cash, cash equivalents and short-term investments at December 31, 2018 and is comprised of $25.2 million of cash and $52.0 million of cash equivalents. The decrease in cash, cash equivalents and short-term investments was due primarily to $90.7 million of Lindero construction expenditures, including VAT payments and contractors’ advances, and $16.6 million on Lindero non-construction related expenditures and San Jose and Caylloma capital expenditures. These expenditures were partially offset by $27.9 million in cash generated from operations.

Management's Discussion and Analysis, page 16

Fortuna’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital decreased $103.6 million to $54.0 million at June 30, 2019 compared to $157.6 million at December 31, 2018. The decrease in working capital was due primarily to using $90.7 million of cash and cash equivalents to fund construction of the Lindero Project and $16.6 million in Lindero non-construction related and other capital expenditures at the San Jose and Caylloma mines.

Capital Resources

As at June 30, 2019, the Company had fully drawn $40.0 million from a non-revolving credit facility and $30.0 million from a $110.0 million revolving credit facility. The purpose of the non-revolving and revolving credit facility is to fund the construction of the Lindero Project. The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a defined Total Debt to EBITDA Ratio and is secured by a first ranking lien on the assets of San Jose and Caylloma mines as well as their holding companies.

Liquidity and capital measures (in $000's)	June 30, 2019	December 31, 2018	Change
Cash and cash equivalents ("Cash")	$77,220	$90,503	$(13,283)
Short-term investments ("STI")	-	72,824	(72,824)
Total Cash and STI	$77,220	$163,327	(86,107)
Credit facility	150,000	150,000	-
Amount drawn on credit facility	(70,000)	(70,000)	-
Net liquidity position	$157,220	$243,327	$(86,107)

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Management's Discussion and Analysis, page 17

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Project and planned capital and exploration programs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $26.4 million and an interest rate swap liability of $1.0 million, are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap is measured at estimated fair value.

Related Party Transactions

The Company has entered into the following related party transactions during the three and six months ended June 30, 2019 and 2018:

(a)   Purchase of Goods and Services

During the three and six months ended June 30, 2019 and 2018, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company as follows:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $000's)	2019	2018	2019	2018
Personnel costs	$2	$21	$5	$93
General and administrative expenses	28	14	113	159
	$30	$35	$118	$252

The Company has outstanding balances payable with Gold Group Management Inc. of $0.01 million as at June 30, 2019 (December 31, 2018 - $0.02 million). Amounts due to related parties are due on demand and are unsecured.

Management's Discussion and Analysis, page 18

(b)   Key Management Personnel

	Three months ended June 30,		Six months ended June 30,
(Expressed in $000's)	2019	2018	2019	2018
Salaries and benefits	$1,719	$1,102	$3,086	$1,937
Directors fees	186	101	362	369
Consulting fees	22	36	56	70
Share-based payments	132	2,331	1,478	3,578
	$2,059	$3,570	$4,982	$5,954

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risks and uncertainties in estimating Mineral Resources and Mineral Reserves; the inherent risks in mining operations; the risk in relation to the Lindero construction; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2018, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Project; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

Management's Discussion and Analysis, page 19

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties and risks related to the Construction of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include: hiring of key personnel for the construction and commissioning; availability and delivery of critical equipment within the timeline; delays associated with contractors; budget overruns due to changes in costs of fuel, power, materials and supplies, inflation and exchange rate risks and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Delays in the commencement of commercial production, failure to achieve cost estimates or material increases in costs could have an adverse impact in future cash flows, profitability, results of operations and financial condition of the Company.

Management's Discussion and Analysis, page 20

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a 10% change in metal prices on the Company’s outstanding trade receivables as at June 30, 2019:

Metal (Expressed in 000’s)	Change	Effect on Sales
Silver	+/- 10%	$2,892
Gold	+/- 10%	$1,756
Lead	+/- 10%	$189
Zinc	+/- 10%	$265

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at June 30, 2019, the Company had no outstanding forward sales and zero cost collars contracts.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean pesos and Mexican pesos. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

Management's Discussion and Analysis, page 21

The following table illustrates the sensitivity to a 10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at June 30, 2019:

		Effect on foreign
		denominated
Currency (Expressed in 000’s)	Change	items
Mexican Peso	+/- 10%	$1,381
Peruvian Soles	+/- 10%	$453
Argentinian Peso	+/- 10%	$1,298
Canadian Dollar	+/- 10%	$90

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

The Company expects the following maturities of its financial liabilities, lease obligation, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at June 30, 2019
	Less than			After
(Expressed in $000’s)	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$65,034	$-	$-	$-	$65,034
Credit facility	-	-	70,000	-	70,000
Income taxes payable	7,520	-	-	-	7,520
Lease obligations	8,083	8,337	-	-	16,420
Other liabilities	-	1,176	-	-	1,176
Capital commitments, Lindero [1]	47,639	-	-	-	47,639
Closure and reclamation provisions	2,042	7,090	2,353	10,926	22,411
	$130,318	$16,603	$72,353	$10,926	$230,200

Note:
[1] Net of $43,570 of deposits on equipment and advances to contractors

Management's Discussion and Analysis, page 22

Capital Risk

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, lease obligations less cash, cash equivalents and short-term investments.

	June 30,	December 31,
(Expressed in $000’s)	2019	2018
Equity	$616,889	$602,804
Credit facilities	69,363	69,302
Lease obligations	15,122	8,766
Less: Cash, cash equivalents and short-term investments	(77,220)	(163,327)
	$624,154	$517,545

The Company is not subject to externally imposed capital requirements with the exception of complying with covenants under the credit facility. As at June 30, 2019 and December 31, 2018, the Company was in compliance with the covenants.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short-term investment balances, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap for the $40.0 million non-revolving credit facility to mitigate the interest rate risk on our bank loan.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

Management's Discussion and Analysis, page 23

Adoption of New Accounting Standards

IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;
•	Excluded initial direct cost from measuring the right of use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing its right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

The Company leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table (expressed in $000’s) summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	6,120
Non-current portion	$9,963

IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its interim financial statements.

Management's Discussion and Analysis, page 24

Critical Accounting Estimates, Assumptions and Judgements

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions and judgements. These estimates, assumptions and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2018 we have used the following long-term prices for our mineral reserve and mineral resource estimations: Gold $1,320/oz, Silver $18.25/oz, Lead $2,270/t and Zinc $2,750/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2018.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Management's Discussion and Analysis, page 25

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

Management's Discussion and Analysis, page 26

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry), it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative and legal proceedings to remove reference to the royalty on the title register. To the knowledge of the Company, no response has been received from the mining authority. In the event  of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. In the event that the royalty is payable, the amount payable from the Company’s capital resources would not have a material adverse impact on the Company’s results of operations.

The Company has been assessed $1.3 million, including interest and penalties of $0.9 million for the tax years 2010 and 2011 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court. The payment has been recorded in long-term receivables and other as at June 30, 2019, as the Company believes it is probable that the appeal will be successful.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

Management's Discussion and Analysis, page 27

IFRS 16 Leases

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Share Position and Outstanding Options and Equity Based Share Units

The Company’s outstanding share position as at August 6, 2019 is 160,291,553 common shares. In addition, 4,225,391 incentive stock options and equity-settled restricted share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.20	March 18, 2023
	7,551	$7.15	June 4, 2023
	1,784,029
Equity-Settled Share Units:	195,375	n/a	May 29, 2020
	1,185,548	n/a	March 19, 2021
	3,916	n/a	June 5, 2021
	1,056,523	n/a	March 15, 2022
	2,441,362

Total outstanding	4,225,391

During the six months ended June 30, 2019, the Company granted 422,609 (six months ended June 30, 2018 – 1,002,166) equity settled, performance share units which vest as follows: 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant. The share units granted in the current period are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. The fair value of the share units on grant date was $3.62 (C$4.83) (six months ended June 30, 2018 –$4.71 (C$6.20)).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management's Discussion and Analysis, page 28

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three and six months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver equivalent; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce of silver equivalent production; free cash flow and free cashflow excluding Lindero Project; adjusted net income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed ore

Cash cost per payable ounce of silver equivalent production and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management's Discussion and Analysis, page 29

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2019 and 2018.

CONSOLIDATED MINE CASH COST SILVER EQUIVALENT		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2019	2018	2019	2018
Cost of sales		$44,930	$42,274	$82,434	$81,379
Change in concentrate inventory		(1,382)	(1,140)	510	125
Depletion and depreciation in concentrate inventory		545	397	(107)	28
IFRS 16 embedded lease adjustment		577	-	1,169	-
Commercial and government royalties and mining taxes		(982)	(802)	(1,770)	(1,696)
Provision for community support		-	-	(2)	-
Workers participation		(1,789)	(2,620)	(2,722)	(4,113)
Depletion and depreciation		(11,702)	(11,870)	(21,354)	(22,435)
Cash cost	A	$30,197	$26,239	$58,158	$53,288
Cash cost	A	$30,197	$26,239	$58,158	$53,288
Treatment charges		2,637	-	5,393	-
Refining charges		1,350	1,157	2,629	2,391
Cash cost applicable per payable ounce	B	34,184	27,396	66,180	55,679
Payable ounces of silver equivalent production[1]	C	4,580,296	4,587,462	8,931,238	9,357,815
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$7.46	$5.97	$7.41	$5.95

Notes:

1 Silver equivalent production for Q2 2019 is calculated using a silver to gold ratio of 88:1 (Q2 2018: 78:1), silver to lead of 1:17.4 pounds (Q2 2018: 1:15.3), and silver to zinc of 1:11.9 pounds (Q2 2018: 1:11.7), and year-to-date (“YTD”) 2019: silver to gold ratio of 86:1 (YTD 2018: 79:1), silver to lead of 1:17.1 pounds (YTD 2018: 1:15), and silver to zinc of 1:12.3 pounds (YTD 2018: 1:11.3)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

SAN JOSE MINE CASH COST SILVER EQUIVALENT		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2019	2018	2019	2018
Cost of sales		$30,565	$28,404	$54,862	$53,279
Change in concentrate inventory		(1,498)	(1,467)	477	24
Depletion and depreciation in concentrate inventory		569	476	(122)	-
IFRS 16 embedded lease adjustment		24	-	47	-
Commercial and government royalties and mining taxes		(940)	(743)	(1,681)	(1,575)
Workers participation		(1,604)	(2,029)	(2,259)	(2,973)
Depletion and depreciation		(8,419)	(8,713)	(15,007)	(15,977)
Cash cost	A	18,697	15,928	36,317	32,778
Total processed ore (tonnes)	B	271,016	263,383	527,658	521,587
Cash cost per tonne of processed ore ($/t)	=A/B	$68.99	$60.47	$68.83	$62.84
Cash cost	A	$18,697	$15,928	$36,317	$32,778
Treatment charges		(106)	-	(15)	-
Refining charges		1,222	1,000	2,365	2,090
Cash cost applicable per payable ounce	B	19,813	16,928	38,667	34,868
Payable ounces of silver equivalent production[1]	C	3,180,913	3,084,774	6,121,654	6,329,931
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$6.23	$5.49	$6.32	$5.51
Mining cost per tonne		$37.02	$29.61	$35.84	$29.97
Milling cost per tonne		16.61	17.54	17.45	19.31
Indirect cost per tonne		8.60	7.12	8.44	6.93
Community relations cost per tonne		1.65	0.75	1.61	1.29
Distribution cost per tonne		5.11	5.45	5.49	5.34
Total production cost per tonne		$68.99	$60.47	$68.83	$62.84

Notes:

1 Silver equivalent production for Q2 2019 is calculated using a silver to gold ratio of 88:1 (Q2 2018: 78:1) and for YTD 2019, silver to gold ratio of 86:1 (YTD 2018: 79:1)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 30

CAYLLOMA MINE CASH COST SILVER EQUIVALENT		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2019	2018	2019	2018
Cost of sales		$14,365	$13,870	$27,572	$28,100
Change in concentrate inventory		116	327	33	101
Depletion and depreciation in concentrate inventory		(24)	(79)	15	28
IFRS 16 embedded lease adjustment		553	-	1,122	-
Commercial and government royalties and mining taxes		(42)	(59)	(89)	(121)
Workers participation		(185)	(591)	(463)	(1,140)
Depletion and depreciation		(3,283)	(3,157)	(6,347)	(6,458)
Cash cost	A	11,500	10,311	21,843	20,510
Total processed ore (tonnes)	B	133,548	134,123	263,698	263,743
Cash cost per tonne of processed ore ($/t)	=A/B	$86.11	$76.88	$82.83	$77.77
Cash cost	A	$11,500	$10,311	$21,843	$20,510
Treatment charges		2,743	-	5,408	-
Refining charges		128	157	264	302
Cash cost applicable per payable ounce	B	14,371	10,468	27,515	20,812
Payable ounces of silver equivalent production[1]	C	1,399,383	1,502,688	2,809,584	3,027,884
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$10.27	$6.97	$9.79	$6.87
Mining cost per tonne		$42.04	$38.96	$40.45	$39.27
Milling cost per tonne		14.35	13.79	13.78	14.27
Indirect cost per tonne		22.63	17.47	21.30	17.58
Community relations cost per tonne		0.49	0.31	0.37	0.16
Distribution cost per tonne		6.60	6.35	6.93	6.49
Total production cost per tonne		$86.11	$76.88	$82.83	$77.77

Notes:

1 Silver equivalent production for Q2 2019 is calculated using a silver to gold ratio of 87:1, silver to lead of 1:17.4 pounds (Q2 2018: 1:15.3), and silver to zinc of 1:11.9 pounds (Q2 2018: 1:11.7),  and YTD 2019: silver to gold  ratio of 86:1, silver to lead of 1:17.1 pounds (YTD 2018: 1:15), and silver to zinc of 1:12.3 pounds (YTD 2018: 1:11.3)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the WGC.

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

Management's Discussion and Analysis, page 31

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three and six months ended June 30, 2019 and 2018.

CONSOLIDATED MINE ALL-IN CASH COST SILVER EQUIVALENT	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2019	2018	2019	2018
Cash cost applicable	$34,184	$27,396	$66,180	$55,678
Commercial and government royalties and mining tax	2,820	2,935	5,256	6,076
Workers' participation	2,222	3,225	3,378	5,048
Selling, general and administrative expenses (operations)	2,559	2,173	4,861	4,678
Adjusted operating cash cost	41,785	35,729	79,675	71,480
Selling, general and administrative expenses (corporate)	3,262	2,840	5,942	5,621
Sustaining capital expenditures[3]	4,758	5,092	9,439	9,193
Brownfield exploration expenditures[3]	1,770	2,341	2,957	4,608
All-in sustaining cash cost	51,575	46,002	98,013	90,902
Exploration and evaluation expenses	329	278	515	347
Non-sustaining capital expenditures[3]	62,939	13,758	94,638	18,763
All-in cash cost	114,843	60,038	193,166	110,012
Payable ounces of silver equivalent production[1]	4,580,296	4,587,462	8,931,238	9,357,815
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$11.26	$10.03	$10.97	$9.71
All-in cash cost per ounce of payable silver equivalent[2]	$25.07	$13.09	$21.63	$11.76

Notes:

1 Silver equivalent production for Q2 2019 is calculated using a silver to gold ratio of 88:1 (Q2 2018: 78:1), silver to lead of 1:17.4 pounds (Q2 2018: 1:15.3), and silver to zinc of 1:11.9 pounds (Q2 2018: 1:11.7), and YTD 2019: silver to gold ratio of 86:1 (YTD 2018: 79:1), silver to lead of 1:17.1 pounds (YTD 2018: 1:15), and silver to zinc of 1:12.3 pounds (YTD 2018: 1:11.3)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2019	2018	2019	2018
Cash cost applicable	$19,813	$16,928	$38,667	$34,868
Commercial and government royalties and mining tax	2,546	2,357	4,471	4,881
Workers' participation	2,005	2,525	2,824	3,705
Selling, general and administrative expenses (operations)	1,610	1,375	2,967	2,895
Adjusted operating cash cost	25,974	23,185	48,929	46,349
Sustaining capital expenditures[3]	1,856	2,558	3,412	4,451
Brownfield exploration expenditures[3]	1,616	1,733	2,652	3,813
All-in sustaining cash cost	29,446	27,476	54,993	54,613
Exploration and evaluation expenses	-	49	-	49
Non-sustaining capital expenditures[3]	324	-	794	-
All-in cash cost	29,770	27,525	55,787	54,662
Payable ounces of silver equivalent production[1]	3,180,913	3,084,774	6,121,654	6,329,931
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$9.26	$8.91	$8.98	$8.63
All-in cash cost per ounce of payable silver equivalent[2]	$9.36	$8.92	$9.11	$8.64

Notes:

1 Silver equivalent production for Q2 2019 is calculated using a silver to gold ratio of 88:1 (Q2 2018: 78:1) and for YTD 2019, silver to gold ratio of 86:1 (YTD 2018: 79:1)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Management's Discussion and Analysis, page 32

CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2019	2018	2019	2018
Cash cost applicable	$14,371	$10,468	$27,515	$20,812
Commercial and government royalties and mining tax	274	578	785	1,195
Workers' participation	219	701	548	1,343
Selling, general and administrative expenses (operations)	949	798	1,894	1,783
Adjusted operating cash cost	15,813	12,545	30,742	25,133
Sustaining capital expenditures[3]	2,902	2,534	6,027	4,742
Brownfield exploration expenditures[3]	154	608	305	795
All-in sustaining cash cost	18,869	15,687	37,074	30,670
Non-sustaining capital expenditures[1]	148	-	148	-
All-in cash cost	19,017	15,687	37,222	30,670
Payable ounces of silver equivalent production[1]	1,399,383	1,502,688	2,809,584	3,027,884
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$13.48	$10.44	$13.20	$10.13
All-in cash cost per ounce of payable silver equivalent[2]	$13.59	$10.44	$13.25	$10.13

Notes:

1 Silver equivalent production for Q2 2019 is calculated using a silver to gold ratio of 87:1, silver to lead of 1:17.4 pounds (Q2 2018: 1:15.3), and silver to zinc of 1:11.9 pounds (Q2 2018: 1:11.7),  and YTD 2019: silver to gold  ratio of 86:1, silver to lead of 1:17.1 pounds (YTD 2018: 1:15), and silver to zinc of 1:12.3 pounds (YTD 2018: 1:11.3)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Free Cash Flow and Free Cash Flow From Ongoing Operations

The Company uses the financial measure of “free cash flow” and “free cash flow from ongoing operations” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow to free cash flow from ongoing operations for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ millions)	2019	2018	2019	2018
Net cash provided by operating activities	$24.0	$21.9	$27.9	$42.2
Less: Purchases of mineral properties, plant and equipment	(5.6)	(8.7)	(13.3)	(15.7)
Less: Expenditures on Lindero Project	(51.2)	(7.6)	(77.0)	(11.8)
Less: Deposits on long term assets, net	9.1	(21.1)	(0.7)	(23.2)
Less: Current income tax expense	(9.9)	(12.2)	(18.5)	(22.0)
Add: Income taxes paid	6.0	7.5	20.0	22.7
Free cash flow	(27.6)	(20.2)	(61.6)	(7.8)
Add: Expenditures on Lindero Project	51.2	7.6	77.0	11.8
Add: Greenfield capital expenditures	0.9	1.2	1.5	1.5
Add: Deposits on long term assets - Lindero Project	(9.1)	20.5	0.6	22.5
Free cash flow from ongoing operations	$15.4	$9.1	$17.5	$28.0

Management's Discussion and Analysis, page 33

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ millions)	2019	2018	2019	2018
Net Income	$10.3	$11.2	$12.5	$24.9
Adjustments, net of tax:
Foreign exchange, Lindero project	(0.7)	-	2.2	-
Income tax, Lindero project	(2.7)	1.1	(1.1)	1.3
Share of loss (income) of equity-accounted investee	0.1	-	0.1	(0.2)
Other non-cash items	0.2	(1.2)	1.9	(1.7)
Adjusted Net Income	$7.2	$11.1	$15.6	$24.3

Certain comparative figures have been reclassified to conform to the current year presentation

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ millions)	2019	2018	2019	2018
Net Income	$10.3	$11.2	$12.5	$24.9
Add back:
Foreign exchange, Lindero project	(0.7)	-	2.2	-
Net finance items	-	(0.2)	(0.2)	0.2
Depreciation, depletion, and amortization	11.4	11.9	20.5	22.6
Income taxes	5.7	13.9	12.9	22.5
Share of loss (income) of equity-accounted investee	0.1	-	0.1	(0.2)
Other non-cash items	0.4	(1.6)	3.1	(3.1)
Adjusted EBITDA	$27.2	$35.2	$51.1	$67.0

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Management's Discussion and Analysis, page 34

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning and commencement of commercial production of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;

Management's Discussion and Analysis, page 35

•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks related to the construction, commissioning and commencement of commercial production at the Lindero Project;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;
•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management's Discussion and Analysis, page 36

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this MD&A or any documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 37